Exhibit 99.3

00QKCB 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold DRAGONWAVE INC. Form of Proxy - Annual and Special Meeting to be held on June 15, 2010 This Form of Proxy is solicited by and on behalf of Management. Security Class Holder Account Number • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly. 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. Proxies submitted must be received by 10:00 a.m., EDT on Friday, June 11, 2010. Notes to proxy

+ +

Appointment of Proxyholder

I/We being holder(s) of DragonWave Inc. hereby appoint: Gerry Spencer or failing him, Peter Allen, or failing him, Russell Frederick

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of DragonWave Inc. to be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa ON K2K 3L1, on June 15, 2010 at 10:00 a.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT BELOW.

1. Election of Directors

(Choose Option A or Option B)

Option A

VOTE FOR the election of ALL nominees proposed by Management as set out in the accompanying Management Proxy Circular (the "Circular") ▷ ☐

Option B

VOTE FOR or WITHHOLD from voting for individual nominees as indicated below

	For	Withhold		For	Withhold		For	Withhold
01. Gerry Spencer	☐	☐	02. Peter Allen	☐	☐	03. Jean-Paul Cossart	☐	☐
04. Russell Frederick	☐	☐	05. Claude Haw	☐	☐	06. Thomas Manley	☐	☐
07. Terry Matthews	☐	☐						

Fold

	For	Withhold
2. Appointment of Auditors Appointment of Ernst and Young LLP as Auditors of the Corporation for the ensuing year.	☐	☐

	For	Against
3. Confirmation of an Amendment to By-law No. 1A with Respect to Quorum Requirements Resolution attached as Appendix A to the accompanying Circular to confirm an amendment to By-law No. 1A of the Corporation increasing the quorum requirement for meetings of shareholders of the Corporation.	☐	☐
4. Confirmation of an Amendment to By-Law No. 1A of the Corporation Allowing for the Issue of Uncertificated Shares Resolution attached as Appendix B to the accompanying Circular confirming an amendment to By-law No. 1A of the Corporation to allow the Corporation to issue uncertificated common shares.	☐	☐
5. Approval of Changes to the Amendment Provisions of the Stock Option Plan of the Corporation Resolution attached as Appendix C to the accompanying Circular to approve changes to the amendment provisions of the stock option plan of the Corporation.	☐	☐
6. Approval of a Change to the Maximum Number of Common Shares Issuable Under the Stock Option Plan of the Corporation From Time to Time Resolution attached as Appendix D to the accompanying Circular to approve a change to the maximum number of common shares issuable under the stock option plan of the Corporation from time to time.	☐	☐
7. Approval of Unallocated Options Under the Stock Option Plan of the Corporation Resolution attached as Appendix E to the accompanying Circular to approve all unallocated stock options under the stock option plan of the Corporation, as required by the rules of the Toronto Stock Exchange.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would NOT like to receive the annual financial statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

031992 AR2 DRBQ +

00QKDG